SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-31740

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITADEL BROADCASTING COMPANY 401(K) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citadel Broadcasting Corporation

7201 West Lake Mead Boulevard, Suite 400

Las Vegas, NV 89128

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

Citadel Broadcasting Company

401(k) Retirement Savings Plan

Las Vegas, Nevada

We have audited the accompanying statements of net assets available for benefits of the Citadel Broadcasting Company 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is a supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

June 29, 2009

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments — at fair value:
Common stock — Citadel Broadcasting Corporation	$196,456	$711,779
Mutual funds	33,811,760	52,275,186
Investments — at estimated fair value:
Common/collective trusts	9,339,131	7,231,904
Participant loans — at amortized cost	2,291,575	2,212,993

Total investments	45,638,922	62,431,862

Noninterest-bearing cash and other	93,031	—

Receivables:
Employer contributions	—	1,173,683
Participant contributions	232,337	2,792

Total receivables	232,337	1,176,475

Total assets	45,964,290	63,608,337

LIABILITIES:
Payable for securities purchased	—	275,581
Excess contributions payable	494,286	729,346

Total liabilities	494,286	1,004,927

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	45,470,004	62,603,410

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	1,507,709	67,010

NET ASSETS AVAILABLE FOR BENEFITS	$46,977,713	$62,670,420

See notes to financial statements.

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:
Investment loss:
Dividend and interest income	$2,389,643
Net depreciation in fair value of investments	(23,037,357)

Total investment loss	(20,647,714)

Contributions:
Participant	9,996,981
Rollover contributions by participants	791,598

Total contributions	10,788,579

Net depreciation in excess of additions	(9,859,135)

DEDUCTIONS:
Distributions to and withdrawals by participants	5,812,993
Administrative expenses	20,579

Total deductions	5,833,572

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(15,692,707)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	62,670,420

End of year	$46,977,713

See notes to financial statements.

CITADEL BROADCASTING COMPANY

401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF PLAN

The following brief description of the Citadel Broadcasting Company 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions

General — The Plan is a defined contribution plan covering all employees of Citadel Broadcasting Company (the “Company” or “Plan Sponsor”) and any affiliated companies that are wholly-owned subsidiaries of the Company’s parent corporation, Citadel Broadcasting Corporation (the “Corporation”), who have reached the age of 21.

Eligibility and Contributions — Eligible employees may begin participation in the Plan on the first day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (IRC), as amended.

Effective July 1, 2008 participants may elect to defer up to 80% of their regular annual earnings on a pretax basis, subject to the maximum amount allowable by the IRC. Prior to July 1, 2008 participants were able to defer up to 20%. Rollover contributions from other qualified plans are permitted. The Company may make matching contributions to the Plan, which will be allocated to the participants’ accounts and may be given in the form of Corporation common stock. The amount of the matching contribution is at the discretion of the Corporation’s Board of Directors. For the year ended December 31, 2008, the Company did not make any matching contributions.

Participants age 50 and older are permitted to make additional catch-up contributions not to exceed $5,000 in 2008.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any rollover amounts, the Company’s discretionary matching contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in elective deferral contributions and rollover amounts as well as earnings thereon. At the earliest of the following dates, participants are fully vested as to Company matching and discretionary contributions and earnings thereon:

1.	Date of participant’s death

2.	Date participant incurs a total disability

3.	Date of Plan termination

4.	Date participant completes 60 months of vesting as follows:

Vesting Service	Vesting Percentage
1 year	0%
2 years	20
3 years	40
4 years	60
5 years	100

Original hire dates for former employees of acquired radio companies are used to determine their vesting service.

Forfeited Accounts — At December 31, 2008 and 2007, forfeited nonvested accounts totaled $42,306 and $24,397, respectively. Forfeitures are used to reduce future employer contributions and to offset Plan expenses.

Payment of Benefits — Upon termination of service, demonstrated hardship, retirement, or in the event of death, a participant’s account may be distributed in a lump-sum payment equal to the value of the participant’s vested account balance. In-service distributions are permitted beginning at age 59 1/2.

Investment Funds — All of the Plan’s investment funds are offered through Merrill Lynch Trust Company (“Merrill Lynch”), the custodian and trustee of the Plan.

Participants may direct the investment of their deferrals to the Plan into various investment choices provided under the Plan, which choices are determined by the Plan Sponsor. If the employer contribution is made as Corporation common stock, participants are then permitted to allocate amounts held in Corporation common stock into other investment options provided by the Plan.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except for a loan taken out for the purchase of a principal residence, which has a term of up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. As of December 31, 2008, outstanding loans bear interest rates ranging from 5.0% to 11.25% and have maturities from January 2009 through July 2023. As of December 31, 2007, outstanding loans bore interest rates ranging from 5.0% to 9.25% and had maturities from January 2008 through June 2022. Principal and interest are paid ratably through payroll deductions. Participants are expected to make timely repayments of loans according to the amortization schedule. In the event a participant with an outstanding loan terminates employment, the participant is expected to repay the outstanding loan balance in full within 90 days of the last payment made; otherwise, the loan will go into default status on the last day of the quarter following the quarter that last payment was made.

Plan Termination — Although the Plan Sponsor has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan at any time. Upon any full or partial termination, all amounts credited to the participants’ accounts shall become 100% vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Guidance — In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, Fair Value Measurements, effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. FASB Statement No. 157 establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America and expands disclosures about fair value measurement. The Plan adopted FASB Statement No. 157 effective January 1, 2008. The adoption of FASB Statement No. 157 did not have a material impact on the Plan’s financial statements. FASB Statement No. 157 requires, among other things, enhanced disclosures about investments that are measured and reported at fair value and establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3—Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments measured at fair value on a recurring basis as of December 31, 2008 were as follows:

	Total Fair Value	Quoted Prices In Active Markets for Identical Assets (level 1)	Significant Observable Inputs (level 2)	Significant Unobservable Inputs (level 3)
		(in thousands)
Investments:
Common stock	$196,456	$196,456	$—	$—
Mutual funds	33,811,760	33,811,760	—	—
Common/collective trusts	9,339,131	—	9,339,131	—
Participant loans	2,291,575	—	—	2,291,575

Total investments	$45,638,922	$34,008,216	$9,339,131	$2,291,575

The following table presents the changes in the Level 3 instrument for the year ended December 31, 2008:

	January 1, 2008	Purchases, sales, issuances and settlements (net)	December 31, 2008
		(in thousands)
Level 3 Investment:
Participant loans	$2,212,993	$78,582	$2,291,575

Total level 3 investments	$2,212,993	$78,582	$2,291,575

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

The common/collective trust is valued by Merrill Lynch based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represents the fair value of the underlying investments, by its units outstanding at the valuation date. The Merrill Lynch Retirement Preservation Trust is a stable value fund. The fund invests principally in guaranteed interest contracts (GICs) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. In accordance with FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, this common/collective trust is included at fair value in investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Participant loans are valued at outstanding loan balances, which approximate fair value.

The value of the Corporation common stock was $0.16 and $2.06 per share as of December 31, 2008 and 2007, respectively, which represented the quoted market price of the Corporation common stock as of those dates.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Expenses related to loan administration of $20,579 in 2008 were paid out of participants’ accounts. Other expenses related to the Plan’s administration are charged against and withdrawn from the Plan. The Company may pay any of such expenses or reimburse the Plan for any payments.

Payments of Benefits — Benefits are recorded when paid. At December 31, 2008 and 2007, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been paid.

Use of Estimates — The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosures of contingent assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments including common/collective trusts, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008		2007
Common/Collective Trusts — Merrill Lynch Retirement
Preservation Trust - contract value	$10,399,022		$6,808,646

Mutual Funds:
BlackRock S&P 500 Index I	5,164,556		8,537,192
ING International Value Fund Class A	3,808,389		6,759,498
American Growth Fund of America	3,050,590		4,491,086
Calvert Income Fund	2,769,544		3,236,896
Oppenheimer Small & Mid Cap Value Fund	2,398,867		5,499,108
American Fundamental Investors Growth Fund	1,938,515	*	3,598,004
Hotchkis & Wiley Mid Cap Value A	—	*	3,233,665
Virtus Real Estate Security Fund A	1,851,554	*,**	3,111,322

*	This investment does not represent 5% or more of the Plan’s net assets at December 31, 2008, but is shown for comparative purpose.
**	Effective December 31, 2008 Phoenix Real Estate Security Fund was renamed the Virtus Real Estate Security Fund A.

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciation in value, and dividend and interest income, are as follows:

Investments — at fair value:
Citadel Broadcasting Corporation common stock	$(1,826,431)
Mutual funds	(21,210,926)

Net depreciation in fair value of investments	$(23,037,357)

Dividend and interest income	$2,389,643

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the investments in the Corporation common stock is as follows:

Changes in net assets:
Contributions	$1,327,843
Net depreciation in fair value of investments	(1,826,431)
Benefits paid to participants	(89,684)
Transfers to participant-directed investments	72,949

Net change in assets	(515,323)

Citadel Broadcasting Corporation common stock — beginning of year	711,779

Citadel Broadcasting Corporation common stock — end of year	$196,456

The above information represents the entire change in the Corporation common stock fund, which comprises both nonparticipant-directed and participant-directed changes. The nonparticipant-directed portion represents a majority of these changes.

5.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Merrill Lynch. Merrill Lynch received an opinion letter from the Internal Revenue Service (IRS), dated June 4, 2002, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision of income tax has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments consisted of shares of common/collective trusts and mutual funds managed by Merrill Lynch, the trustee and custodian as defined by the Plan and, therefore, these qualify as party-in-interest transactions.

At December 31, 2008 and 2007, the Plan held 1,227,849 shares and 345,524 shares, respectively, of Corporation common stock, with a cost basis of $3,542,760 and $2,663,927, respectively.

7.	EXCESS CONTRIBUTIONS PAYABLE

In order to comply with discrimination tests mandated by the IRS, the Plan is required to refund contributions received during the Plan year in excess of the IRC limits.

The Plan failed to pass the Average Deferral Percentage (ADP) Test and the Actual Contribution Percentage (ACP) Test for the 2008 Plan year, resulting in refundable contributions of $494,286, which are recorded as a liability in the accompanying statement of net assets available for benefits as of December 31, 2008, and as a reduction of participant-directed contributions for the year ended December 31, 2008. These excess contributions were reimbursed in 2009.

The Plan failed to pass the Average Deferral Percentage (ADP) Test and the Actual Contribution Percentage (ACP) Test for the 2007 Plan year, resulting in refundable contributions of $729,346, which are recorded as a liability in the accompanying statement of net assets available for benefits as of December 31, 2007, and as a reduction of participant-directed contributions for the year ended December 31, 2007. These excess contributions were reimbursed in 2008.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2008 and 2007, as reported in the financial statements to Schedule H on the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$46,977,713	$62,670,420
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	(1,507,709)	(67,010)

Net assets available for benefits per the Form 5500	$45,470,004	$62,603,410

The following is a reconciliation of net increase in net assets available for benefit for the year ended December 31, 2008, as reported in the financial statements to Schedule H on the Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(15,692,707)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - as of December 31, 2007	67,010
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - as of December 31, 2008	(1,507,709)

Net assets available for benefits per the Form 5500	$(17,133,406)

* * * * * *

SUPPLEMENTAL SCHEDULE

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

EIN: #86-0703641

PLAN NUMBER 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
*	Citadel Broadcasting Corporation	Common Stock — Citadel Broadcasting Corporation	^	$3,542,760	$196,456

		Common/Collective Trusts:
*	Merrill Lynch	Merrill Lynch RET Preservation Trust		**	8,953,562
*	Merrill Lynch	Merrill Lynch RET Preservation Trust Goal Manager		**	385,569

		Mutual Funds:
*	BlackRock	BlackRock S&P 500 Index I		**	5,164,556
	ING	ING International Value Fund Class A		**	3,808,389
	Oppenheimer	Oppenheimer Small & Mid Cap Value Fund		**	2,398,867
	American Funds	American Growth Fund of America		**	3,050,590
	American Funds	American Fundamental Investors Growth Fund		**	1,938,515
	Calvert	Calvert Income Fund		**	2,769,544
	Virtus	Virtus Real Estate Security Fund A		**	1,851,554
***	Columbia	Columbia Mid Cap Value Fund A		**	1,861,111
	Eaton Vance	Eaton Vance Dividend Builder		**	1,592,312
	American Funds	American Income Fund		**	1,441,913
	Calvert	Calvert Income Fund - Goal Manager		**	1,444,617
	Ivy Funds	Ivy Asset Strategy Fund Class Y		**	1,599,789
	Eaton Vance	Eaton Vance Dividend Builder - Goal Manager		**	933,162
***	Columbia	Columbia Mid Cap Value Fund Goal Manager		**	494,842
	ING	ING International Value Fund Class A - Goal Manager		**	951,505
	American Funds	American Growth Fund of America - Goal Manager		**	694,184
	Oppenheimer	Oppenheimer Small & Mid Cap Value Fund - Goal Manager		**	325,086
	Loomis Sayles	Loomis Sayles Investors Grade A		**	1,491,224

*	Participant loans	5.0% to 11.25% notes, due from January 2009 to July 2023		**	2,291,575

					$45,638,922

*	Indicates party-in-interest to the Plan.
**	Not applicable — participant-directed investment
***	Indicates party-in-interest to the Plan, effective January 1, 2009.
^	Includes participant-directed and nonparticipant-directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITADEL BROADCASTING COMPANY 401(K) RETIREMENT SAVINGS PLAN

Date: June 29, 2009	By:	/s/ Randy L. Taylor
Randy L. Taylor, in his capacity as Chief Financial Officer of Citadel Broadcasting Corporation, which administers the Plan

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)